     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 14, 1995

                                                        REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------

                           ROTECH MEDICAL CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                FLORIDA                                59-2115892
     (STATE OR OTHER JURISDICTION OF                (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)                  IDENTIFICATION NO.)


           4506 L. B. MCLEOD ROAD, SUITE F, ORLANDO, FLORIDA 32811
                                (407) 841-2115
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                  WILLIAM P. KENNEDY, CHIEF EXECUTIVE OFFICER
                          ROTECH MEDICAL CORPORATION
            4506 L.B. MCLEOD ROAD, SUITE F, ORLANDO, FLORIDA 32811
                                (407) 841-2115
          (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                          COPIES OF COMMUNICATIONS TO:
          THOMAS A. SIMSER, JR.                          FREDERICK W. KANNER
WINDERWEEDLE, HAINES, WARD & WOODMAN, P.A.                 DEWEY BALLANTINE
   390 NORTH ORANGE AVENUE, SUITE 600               1301 AVENUE OF THE AMERICAS
   ORLANDO, FLORIDA 32801(407) 423-4246               NEW YORK, NEW YORK 10019
                                                            (212) 259-8000

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

                               ----------------

                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                         PROPOSED
                                            PROPOSED      MAXIMUM
 TITLE OF EACH CLASS OF                     MAXIMUM      AGGREGATE   AMOUNT OF
    SECURITIES TO BE       AMOUNT TO BE  OFFERING PRICE  OFFERING   REGISTRATION
       REGISTERED          REGISTERED(1)  PER SHARE(2)   PRICE(2)       FEE
- --------------------------------------------------------------------------------
Common Stock, $0.0002 par
 value per share........     2,300,000       $29.63     $68,149,000   $23,500

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) Includes 300,000 shares that may be purchased by the Underwriters solely to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE AS SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  SUBJECT TO COMPLETION, DATED APRIL 14, 1995

PROSPECTUS

                                2,000,000 SHARES

               [LOGO OF ROTECH MEDICAL CORPORATION APPEARS HERE]

                           ROTECH MEDICAL CORPORATION

                                  COMMON STOCK

                                   --------

  Of the 2,000,000 shares of Common Stock offered hereby, 1,700,000 shares are being offered by RoTech Medical Corporation ("RoTech" or the "Company") and 300,000 shares are being offered by the Selling Shareholder named under "Selling Shareholder." The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholder.

  The Common Stock of the Company is traded on The Nasdaq National Market under the symbol ROTC. On April 12, 1995, the last sale price for the Common Stock as reported by Nasdaq was $30 1/4 per share.

                                   --------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                     UNDERWRITING               PROCEEDS TO
           PRICE TO DISCOUNTS AND  PROCEEDS TO    SELLING
            PUBLIC  COMMISSIONS(1) COMPANY(2)  SHAREHOLDER(2)
- -------------------------------------------------------------
Per Share    $           $             $            $
- -------------------------------------------------------------
Total(3)    $           $            $             $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
 (1) The Company and the Selling Shareholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
 (2) Before deducting expenses payable by the Company and the Selling
     Shareholder, estimated at $     and $    , respectively.
 (3) The Company and the Selling Shareholder have granted the Underwriters a 30-day option to purchase up to 300,000 additional shares of Common Stock on the same terms as set forth above solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and
     Proceeds to Selling Shareholder will be $    , $    , $     and $    ,
     respectively. See "Underwriting."

                                   --------

  The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them, and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about
 , 1995, at the offices of Smith Barney Inc., 388 Greenwich Street, New York, New York 10013.

                                   --------

SMITH BARNEY INC.                                        NEEDHAM & COMPANY, INC.

        , 1995

            ROTECH MEDICAL CORPORATION--NUMBER OF LOCATIONS BY STATE


[MAP OF THE UNITED STATES ILLUSTRATING THE NUMBER OF LOCATIONS BY STATE AND THE
                 TYPE OF BUSINESSES PERFORMED IN SUCH STATES.]


               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  The following documents heretofore filed by the Company with the Securities and Exchange Commission (the "Commission") pursuant to the Securities and Exchange Act of 1934, as amended (the "Exchange Act") are incorporated by reference in this Prospectus: (1) Annual Report on Form 10-K for the fiscal year ended July 31, 1994; (2) Quarterly Report on Form 10-Q for the quarter ended October 31, 1994; (3) Quarterly Report on Form 10-Q for the quarter ended January 31, 1995; (4) Current Report on Form 8-K as filed with the Commission on July 14, 1994; (5) Current Report on Form 8-KA as filed with the Commission on September 10, 1994; and (6) Current Report on Form 8-K as filed with the Commission on March 16, 1995. Certain portions of the above-referenced documents have been modified or superseded by the information contained herein. In addition, all documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the time of the completion of the offering are hereby deemed to be incorporated by reference. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. Any person receiving a copy of this Prospectus may obtain without charge, upon written or oral request, a copy of any of the documents incorporated by reference herein, except for the exhibits to such documents (unless such exhibits are specifically incorporated by reference into the documents which this Prospectus incorporates). Written or telephone requests for such copies should be directed to RoTech Medical Corporation, P.O. Box 536576, Orlando, Florida 32853-6576,
Attention: Rebecca R. Irish, telephone (407) 841-2115.

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEM-BERS OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANS-ACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET SYSTEM IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING".

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMPANY'S COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this prospectus or incorporated by reference.

                                  THE COMPANY

  RoTech Medical Corporation ("RoTech" or the "Company") provides comprehensive home health care and primary care physician services to patients in non-urban areas. RoTech currently operates 149 home health care locations and 19 primary care physician practices, employing 26 physicians. The Company's home health care business provides a diversified range of products and services, with emphasis on respiratory and home infusion therapies. RoTech has pursued an aggressive acquisition strategy since 1988 which included in fiscal 1994 acquisitions of 46 locations of smaller home health care companies and the opening of 19 new locations. Current industry estimates indicate that approximately half of the nation's home health care industry remains fragmented and is run by either single operators or small, local chains. These smaller providers are RoTech's main competition and main acquisition opportunities. The Company plans to continue to enter new home health care markets through acquisition or start-up as competitive and pricing pressures encourage consolidation and economies of scale. In January 1994, the Company expanded this strategy to include the acquisition of primary care physician practices in certain markets to enable the ultimate development of an integrated primary health care delivery system capable of providing a broad range of non-institutional care to patients in these markets. The Company believes this system will facilitate managed care concepts and pricing in these markets, where managed care currently has little penetration, and should prevent the outmigration of the non-urban population to urban health care facilities and service providers. The Company's revenues have grown from $18 million for the fiscal year ended July 31, 1990 to $71 million for the fiscal year ended July 31, 1994 and $59 million for the six months ended January 31, 1995.

  Recent data suggests that there is a shortage of health care services in non-urban markets. According to the United States Census Bureau, in 1990 non-urban areas of the United States accounted for roughly 25% of the national population, or approximately 62 million people. However, according to the American Medical Association, just 11% of physicians, or approximately 75,000 physicians, practice in non-metropolitan markets. This data indicates that rural markets are underserved, and suggests that there may be opportunities for improvement in access to primary care physicians, as well as specialty services. The Company believes that these needs result in significant opportunities for companies such as RoTech, which can attract, retain and network physicians in non-urban settings while offering ancillary services such as home health care, to become a full-service non-institutional based primary health care provider.

  RoTech was founded in 1981 to provide home respiratory and home medical equipment products and services to patients in Florida. With its founders' roots in pharmacy and pharmaceutical sales, the Company's marketing directive has always been to consult with primary care physicians in utilizing home health care techniques, products and services for their patient base. Counseling these physicians as to disease management leads to earlier identification and treatment of patients, enhancing the patient's quality of life and longevity. The Company has not targeted specialists, as their patients are more acute and since specialists have historically been tied to the hospital systems which results in higher hospitalizations. RoTech's philosophy and practice is to assist in identifying patients of primary care physicians prior to hospitalization and prior to an acuity level that would require utilizing a specialist.

  The Company's strategy is to develop integrated health care delivery systems through the acquisition of smaller local home health care companies and primary care physician practices in non-urban areas. The Company targets non-urban markets of smaller cities and rural areas, due to the dominance of primary care physicians in these markets, reduced competition and a tendency to care for patients in the home setting. The Company believes that acquisitions of home health care companies will continue to expand the base of relationships with primary care physicians in these markets. Primary care physicians in these markets typically have long-standing relationships with loyal patient bases. These physicians are usually solo practitioners and are the key decision makers in the treatment of their patients. The Company believes that making home health care products and services available to these physicians will result in better, less expensive health care that provides an improved quality of life for the patients and their caregivers in these communities.

  RoTech expanded its strategy in 1994 to acquire primary care physician practices in two specific markets, northern Mississippi and central Florida, where it has strong market presence in its home health care business. The Company believes that networking these acquired primary care physicians, who are predominantly solo practitioners, will allow economies of scale, justification for advanced equipment to be shared among physicians, and standardization of protocols. The Company believes that assertive patient management at the primary care level, which would include the use of home health care techniques, should result in patient retention and higher quality of care. Aggregation of patient lives under the treatment of these physicians who can comprehensively manage patients is currently attractive to managed care entities and could eventually enable the Company to provide a managed care product in non-urban America.

                                  THE OFFERING

Common Stock offered by:
 The Company........................  1,700,000 shares
 The Selling Shareholder............    300,000 shares
Common Stock outstanding after the
 offering........................... 11,367,000 shares
Use of proceeds..................... To repay indebtedness, for working capital and to finance the Company's expansion
                                     internally and through acquisition of home
                                     health care providers and physician
                                     practices
Nasdaq National Market symbol....... ROTC

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                (IN THOUSANDS, EXCEPT PER SHARE AND OTHER DATA)

                                                                  SIX MONTHS ENDED
                                    YEAR ENDED JULY 31               JANUARY 31
                          --------------------------------------- -----------------
                           1990    1991    1992    1993    1994     1994     1995
                          ------- ------- ------- ------- ------- -------- --------
INCOME STATEMENT DATA:
Operating revenue.......  $18,458 $26,321 $37,122 $48,383 $71,470 $ 29,893 $ 59,305
Operating profit (1)....    2,722   4,014   5,994   8,159  12,843    5,022    9,516
Net income..............    1,371   2,169   3,686   5,127   8,112    3,222    5,796
Earnings per share:
 Net income.............  $   .30 $   .43 $   .60 $   .77 $   .99 $    .44 $    .59
 Weighted average shares
  outstanding...........    4,565   5,090   6,175   6,692   8,147    7,406    9,880
OTHER DATA:
Number of home care op-
 erations open at end of
 period.................       26      38      48      71     120       90      147
Number of physician
 practices at end of pe-
 riod...................      --      --      --      --       14        7       18

                                                            JANUARY 31, 1995
                                                         -----------------------
                                                          ACTUAL  AS ADJUSTED(2)
                                                         -------- --------------
BALANCE SHEET DATA:
Working capital......................................... $ 13,197    $ 61,881
Total assets............................................  126,962     149,148
Total debt..............................................   26,498         -- (3)
Shareholders' equity....................................   91,322     140,006

- --------
(1) Represents income from operations before interest expense and income taxes.
(2) Adjusted to give effect to the sale of the 1,700,000 shares of Common Stock offered by the Company hereby at an assumed offering price of $30.25 per share and the anticipated use of the net proceeds therefrom. See "Use of Proceeds."
(3) The Company reduced its short-term notes payable subsequent to January 31, 1995. The Company intends to repay total bank borrowings outstanding upon receipt of the net proceeds of the sale of the shares of Common Stock offered by the Company hereby.

QUARTERLY FINANCIAL RESULTS

                                                         QUARTER ENDED
                         -----------------------------------------------------------------------------
                         APRIL 30 JULY 31 OCTOBER 31 JANUARY 31 APRIL 30 JULY 31 OCTOBER 31 JANUARY 31
                           1993    1993      1993       1994      1994    1994      1994       1995
                         -------- ------- ---------- ---------- -------- ------- ---------- ----------
                                           (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
Operating revenue....... $12,403  $13,471  $14,013    $15,880   $18,138  $23,438  $26,723    $32,582
Operating profit........   2,162    2,498    2,223      2,795     3,440    4,317    4,271      4,934
Net income..............   1,388    1,546    1,456      1,799     2,215    2,641    2,691      3,104
Earnings per share...... $  0.20  $  0.21  $  0.20    $  0.24   $  0.26  $  0.28  $  0.28    $  0.31
Weighted average shares
 outstanding............   7,092    7,339    7,256      7,478     8,596    9,433    9,666      9,897

  Unless otherwise indicated, the information in this Prospectus assumes (i) no exercise of the Underwriters' option to purchase up to 300,000 additional shares of Common Stock to cover over-allotments, if any, and (ii) no exercise of outstanding options to purchase Common Stock.

                                  THE COMPANY

  The Company's principal executive offices are located at 4506 L.B. McLeod Road, Suite F, Orlando, Florida 32811; its telephone number is (407) 841-2115. The Company conducts its business through operating subsidiaries and, unless the context requires otherwise, the terms "RoTech" and "Company" refer to RoTech Medical Corporation and its operating subsidiaries.

                                USE OF PROCEEDS

  The net proceeds to RoTech from the sale of the 1,700,000 shares of Common Stock offered by the Company hereby (at an assumed public offering price of $30.25 per share) are estimated to be $48.7 million ($51.6 million if the Underwriters' over-allotment option is exercised in full). The Company intends to use the net proceeds to repay indebtedness, to provide working capital and to support the expansion of the Company's business internally and through acquisitions. The Company continually seeks acquisition opportunities, although it has no specific commitments regarding any future acquisitions.

  The Company expects that approximately $25.5 million of the net proceeds will be used to reduce debt, due on demand, and with an average interest rate of approximately 6.72% at January 31, 1995. This debt was incurred principally to finance acquisitions completed within the last year. Pending utilization of the net proceeds for expansion and acquisitions, the remaining net proceeds will be invested in high-grade, short- term interest-bearing obligations.

  The Company will not receive any of the proceeds from the sale of any shares of Common Stock by the Selling Shareholder. See "Selling Shareholder."

                                 CAPITALIZATION

  The following table sets forth the capitalization of RoTech at January 31, 1995 and as adjusted to give effect to the sale of the 1,700,000 shares of the Common Stock offered by the Company hereby (at an assumed offering price of $30.25 per share) and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                                            JANUARY 31, 1995
                                                           --------------------
                                                           ACTUAL   AS ADJUSTED
                                                           -------  -----------
                                                             (IN THOUSANDS)
Short-term notes payable to banks and current portion of
 long-term debt(1)........................................ $26,498   $    --
                                                           =======   ========
Long-term debt, less current portion(1)................... $   --    $    --
Shareholders' equity:
  Common stock, $.0002 par value; 50,000,000 shares autho-
   rized, 9,660,400 shares issued and outstanding;
   11,360,400 shares issued and outstanding as adjusted...       2          2
  Treasury stock, at cost.................................    (815)      (815)
  Additional paid-in capital..............................  66,726    115,410
  Retained earnings.......................................  25,409     25,409
                                                           -------   --------
    Total shareholders' equity............................  91,322    140,006
                                                           -------   --------
    Total long-term capitalization........................ $91,322   $140,006
                                                           =======   ========

- --------
(1) See Notes 6 and 13 of Notes to Consolidated Financial Statements of RoTech for further information regarding its current notes payable and long-term debt. The Company reduced its short-term notes payable subsequent to January 31, 1995. The Company intends to repay total bank borrowings outstanding upon receipt of the net proceeds of the sale of the shares of Common Stock offered by the Company hereby.

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected financial data for the five years in the period ended July 31, 1994, are derived from the respective consolidated financial statements of RoTech Medical Corporation. The financial data for the six month periods ended January 31, 1994 and 1995 are derived from unaudited consolidated financial statements. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, which the Company's management considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the six months ended January 31, 1995 are not necessarily indicative of the results that may be expected for the entire year ending July 31, 1995. The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information included and incorporated by reference herein.

                                                                  SIX MONTHS ENDED
                                    YEAR ENDED JULY 31               JANUARY 31
                          --------------------------------------- -----------------
                           1990    1991    1992    1993    1994     1994     1995
                          ------- ------- ------- ------- ------- -------- --------
                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF INCOME DA-
 TA:
Operating revenue:
  Home respiratory and
   other medical equip-
   ment.................  $11,575 $14,688 $15,706 $23,857 $41,579 $ 17,260 $ 38,658
  Home infusion therapy.    5,393  10,886  19,959  21,715  25,492   11,601   15,700
  Physician practices...        0       0       0       0   3,226      747    4,947
  Other.................    1,490     747   1,457   2,811   1,173      285        0
                          ------- ------- ------- ------- ------- -------- --------
Total operating revenue.   18,458  26,321  37,122  48,383  71,470   29,893   59,305
Cost and expenses:
  Cost of revenue.......    5,301   5,766   8,434  12,359  17,409    7,612   16,394
  Selling, general and
   administrative.......    9,254  14,992  20,208  25,064  35,880   15,326   29,534
  Depreciation and amor-
   tization.............    1,181   1,549   2,486   2,801   5,338    1,932    3,861
  Interest..............      333     610     305      76      67        4      310
                          ------- ------- ------- ------- ------- -------- --------
Total cost and expenses.   16,069  22,917  31,433  40,300  58,694   24,874   50,099
                          ------- ------- ------- ------- ------- -------- --------
Income from operations
 before income taxes....    2,389   3,404   5,689   8,083  12,776    5,019    9,206
Income tax expense......    1,018   1,235   2,003   2,956   4,664    1,797    3,410
                          ------- ------- ------- ------- ------- -------- --------
Net income..............  $ 1,371 $ 2,169 $ 3,686 $ 5,127 $ 8,112 $  3,222 $  5,796
                          ======= ======= ======= ======= ======= ======== ========
Earnings Per Share:
 Net income.............  $  0.30 $  0.43 $  0.60 $  0.77 $  0.99 $   0.44 $   0.59
                          ======= ======= ======= ======= ======= ======== ========
 Weighted average shares
  outstanding...........    4,565   5,090   6,175   6,692   8,147    7,406    9,880
                                          JULY 31                    JANUARY 31
                          --------------------------------------- -----------------
                           1990    1991    1992    1993    1994     1994     1995
                          ------- ------- ------- ------- ------- -------- --------
                                               (IN THOUSANDS)
BALANCE SHEET DATA:
 Working capital........  $ 2,186 $ 6,621 $ 9,617 $18,203 $27,783 $ 14,119 $ 13,197
 Total assets...........   12,294  20,961  25,137  40,019  94,433   52,294  126,962
 Long-term debt (less
  current portion)(1)...    2,029   1,538   1,053       0       0        0        0
 Shareholders' equi-
  ty(2).................    4,463  13,673  17,518  36,197  83,320   42,383   91,322

- --------
(1) Amounts shown at July 31, 1993 (-0-), January 31, 1994 (4,649), July 31,
    1994 (4,098), and January 31, 1995 (26,498) are short term borrowings from banks; no long-term borrowings were outstanding at these respective dates.
(2) The Company did not pay any dividends for any of the periods shown.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

  The following table presents certain statement of income data as a percentage of certain items relative to total operating revenue:

                                                                  SIX MONTHS
                                                                     ENDED
                                           YEAR ENDED JULY 31     JANUARY 31
                                          ----------------------  ------------
                                           1992    1993    1994   1994   1995
                                          ------  ------  ------  -----  -----
Operating revenue:
  Home respiratory and other medical
   equipment.............................   42.3%   49.3%   58.1%  57.7%  65.2%
  Home infusion therapy..................   53.8    44.9    35.7   38.8   26.5
  Physician practices....................    0.0     0.0     4.5    2.5    8.3
  Other..................................    3.9     5.8     1.7    1.0    0.0
                                          ------  ------  ------  -----  -----
Total operating revenue..................  100.0   100.0   100.0  100.0  100.0
Cost and expenses:
  Cost of revenue........................   22.7    25.5    24.4   25.5   27.7
  Selling, general and administrative....   54.5    51.8    50.2   51.2   49.8
  Depreciation and amortization..........    6.7     5.8     7.5    6.5    6.5
  Interest...............................    0.8     0.2     0.1    0.0    0.5
                                          ------  ------  ------  -----  -----
Total cost and expenses..................   84.7    83.3    82.2   83.2   84.5
                                          ------  ------  ------  -----  -----
Income before income taxes...............   15.3    16.7    17.8   16.8   15.5
Income tax expense.......................    5.4     6.1     6.5    6.0    5.7
                                          ------  ------  ------  -----  -----
Net income...............................    9.9    10.6    11.3   10.8    9.8
                                          ======  ======  ======  =====  =====

 FOR THE SIX MONTHS ENDED JANUARY 31, 1995 AND 1994

  Operating revenue increased 98% to $59.3 million for the six months ended January 31, 1995 from $29.9 million for the six months ended January 31, 1994. The increase in operating revenue is attributable to acquisitions and expanded product and service lines in existing areas of operation. The Company continues to employ a single sales force to maintain and develop both the home respiratory and other medical equipment and home infusion therapy and other pharmacy related lines of business.

  Operating revenue from home respiratory and other medical equipment increased 124% to $38.7 million for the six months ended January 31, 1995 from $17.3 million for the six months ended January 31, 1994. The increase was due mainly to increases in patient bases throughout the Company's locations and increased marketing efforts in certain locations acquired during fiscal year 1994 and the first six months of fiscal year 1995.

  Operating revenue from home infusion therapy and pharmacy related services increased 35% to $15.7 million for the six months ended January 31, 1995 from $11.6 million for the six months ended January 31, 1994. Growth in this line of business should continue as the Company expands both its service areas and available products and services along with coverage for certain home infusion therapies not previously paid for by the Medicare program.

  Operating revenue from physician practices represented 8% of total operating revenue for the six month period ended January 31, 1995, compared to less than 3% for the six month period ended January 31, 1994. The Company currently owns 18 physician practices and employs 25 primary care physicians. These practices are clustered in two rural marketplaces. Growth in this line of business should continue as the Company continues to acquire primary care physician practices.

  Cost of revenue as a percentage of operating revenue increased to 28% for the six months ended January 31, 1995 from 26% for the six months ended January 31, 1994 due to changes in the product mix in the last year. Selling, general and administrative expenses as a percentage of operating revenue remained relatively stable at 51% for the six months ended January 31, 1995 and January 31, 1994, respectively. Changes in the Company's mix of business affect these categories, for example, physician practices have no cost of revenue, all expenses are of a selling, general and administrative nature.

  Depreciation and amortization expense increased 99% to $3.9 million for the six months ended January 31, 1995 from $1.9 million for the six months ended January 31, 1994. Depreciation and amortization expense as a percentage of operating revenue was 6.5% for the six months ended January 31, 1995 and for the six months ended January 31, 1994. The increase was attributable to the Company's purchase of fixed and intangible assets resulting from various acquisitions and the fixed assets needed for the increased rentals of equipment.

  Interest expense, net of interest income, increased to $310,000 for the six months ended January 31, 1995 from $4,000 for the six months ended January 31, 1994. This increase resulted from the Company borrowing monies to fund certain acquisitions.

  Income tax expense was provided at a 37% effective rate, comparable to actual rates experienced in prior periods.

  Net income for the six months ended January 31, 1995 was $5.8 million, an 80% increase over the same period in fiscal 1994. Net income per share increased 34% to $0.59 for the six months ended January 31, 1995 compared to $0.44 for the same period in fiscal 1994. The weighted average number of shares increased 33% to 9.9 million at January 31, 1995 from 7.4 million at January 31, 1994, primarily as a result of the March 1994 public stock offering and shares issued in conjunction with certain acquisitions.

 FOR THE FISCAL YEARS ENDED JULY 31, 1994 AND 1993

  Operating revenue for the fiscal year ended July 31, 1994 increased to $71.5 million from $48.4 million for the fiscal year ended July 31, 1993. The 48% increase in operating revenue is attributable primarily to the increase from 71 locations to 134 locations in fiscal 1994 with approximately one-third of the increase resulting from the acquired home respiratory and other medical equipment companies. The balance of the growth in operating revenue was from existing locations, inclusion of fiscal 1993 acquisitions for a full year and locations internally developed in fiscal 1994.

  Operating revenue from home respiratory and other medical equipment grew 74% to $41.6 million for fiscal 1994 from $23.9 million for fiscal 1993. This 74% increase was due mainly to a continued focus of the Company's sales force toward home respiratory products and services and acquisitions of companies predominantly in this line of business.

  Operating revenue from home infusion therapy increased 17% to $25.5 million for fiscal 1994 from $21.7 million for fiscal 1993. The slower growth is due to the fiscal 1994 direction of the Company's single sales force toward home respiratory products and services, and unit growth in home infusion therapy products and services in spite of some pricing pressures experienced during the year.

  Cost of revenue as a percentage of operating revenue decreased to 24.4% for fiscal 1994 from 25.5% for fiscal 1993. The Company continued to obtain better volume pricing with the addition of new entities and refocused its acquisition efforts on the home respiratory and other medical equipment line of business, which has a lower cost of revenue as a percentage of operating revenue. Selling, general and administrative expenses as a percentage of operating revenue decreased to 50.2% from 51.8% for the same two periods.

  Depreciation and amortization expense increased 91% to $5.3 million for fiscal 1994 from $2.8 million for fiscal 1993, and increased as a percentage of operating revenue during the same periods. This dollar increase is attributable to the Company's purchases of fixed and intangible assets resulting from various acquisitions and the fixed assets needed for the increased rentals of equipment.

  Net interest expense decreased to $67,000 for fiscal 1994 from $76,000 for fiscal 1993. This decrease resulted from the payment of outstanding debt balances in March 1994 with proceeds from the public offering and lower interest rates charged on borrowings from banks prior to March 1994. The decrease was also due to the interest income earned on short-term investments.

  The effective tax rate was 36.5% for fiscal 1994, compared to 36.6% for fiscal 1993.

  As a result of the foregoing, net income increased 58% to $8.1 million from $5.1 million and net income as a percentage of operating revenue increased to 11.3% for fiscal 1994 from 10.6% for fiscal 1993.

  The Company was required to adopt Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," in the first quarter of fiscal 1994 as more fully described in Note 8 of the consolidated financial statements.

 FOR THE FISCAL YEARS ENDED JULY 31, 1993 AND 1992

  Operating revenue for the fiscal year ended July 31, 1993 increased to $48.4 million from $37.1 million for the fiscal year ended July 31, 1992. The 30% increase in operating revenue is attributable primarily to the increase from 48 locations to 71 locations in fiscal 1993 with approximately one-third of this increase from acquired home respiratory and other medical equipment companies. The balance of the growth in operating revenue was from existing locations, inclusion of fiscal 1992 acquisitions for a full year and locations internally developed in fiscal 1993.

  Operating revenue from home respiratory and other medical equipment grew 52% to $23.9 million for fiscal 1993 from $15.7 million for fiscal 1992. This 52% increase was due mainly to a renewed focus of the Company's sales force toward home respiratory products and services and acquisitions of companies predominantly in this line of business.

  Operating revenue from home infusion therapy increased 9% to $21.7 million for fiscal 1993 from $20.0 million for fiscal 1992. The slower growth is due to the fiscal 1993 direction of the Company's single sales force toward home respiratory products and services, and unit growth in home infusion therapy products and services in spite of some pricing pressures experienced during the year.

  Cost of revenue as a percentage of operating revenue increased to 25.5% for fiscal 1993 from 22.7% for fiscal 1992 while selling, general and administrative expenses as a percentage of operating revenue decreased to 51.8% from 54.5% for the same two periods, resulting in slightly higher margins of income before income taxes. These offsetting changes in cost of revenue and selling, general and administrative expenses are largely the result of the inclusion of a large home infusion therapy entity acquired in mid-fiscal 1992 with a higher cost of revenue as a percentage of operating revenue than the remainder of the Company.

  Depreciation and amortization expense increased 13% to $2.8 million for fiscal 1993 from $2.5 million for fiscal 1992, yet decreased as a percentage of operating revenue during the same periods. This dollar increase is attributable to the Company's purchases of fixed and intangible assets resulting from various acquisitions and the fixed assets needed for the increased rentals of equipment.

  Net interest expense decreased 75% to $76,000 for fiscal 1993 from $305,000 for fiscal 1992. This decrease resulted from the payment of the outstanding debt balances in February 1993 with proceeds from the public offering and lower interest rates charged on borrowings from banks prior to February 1993. The decrease was also due to the interest income earned on short-term investments.

  The effective tax rate was 36.6% for fiscal 1993, compared to 35.2% for fiscal 1992. The increase is primarily attributable to increased amortization of non-deductible intangible assets.

  As a result of the foregoing, net income increased 39% to $5.1 million from $3.7 million and net income as a percentage of operating revenue increased to 10.6% for fiscal 1993 from 9.9% for fiscal 1992.

 LIQUIDITY AND CAPITAL RESOURCES

  At January 31, 1995, total current assets were $48.0 million and total current liabilities were $34.8 million, resulting in working capital of $13.2 million. The Company's current ratio was 1.38 to 1 at January 31, 1995 compared to 3.68 to 1 at July 31, 1994. Net trade accounts receivable increased $5.9 million in the six months ended January 31, 1995, or 20%. This increase is attributable to acquisitions of the net assets of many home health care companies in the first six months and the 98% increase in operating revenue over the same period in the prior year. As a result, the Company's days revenue outstanding on net accounts receivable decreased to 100 days at January 31, 1995 from 116 days at July 31, 1994. Acquired receivables remaining outstanding account for approximately 10 days revenue outstanding at January 31, 1995 and 21 days revenue outstanding at July 31, 1994.

  Current liabilities increased $24.4 million in the six months ended January 31, 1995, or 236%, as $22.4 million was borrowed on the working capital line of credit and the balance of the change was due to the timing of payments to vendors.

  During the six months ended January 31, 1995, the Company generated cash of $4.3 million from operating activities primarily as a result of net income of $5.8 million. Advances on the working capital and acquisition line of credit were utilized to reduce acquired accounts payable, to fund internal expansion and acquisitions. The Company has been financing its revenue growth and increased working capital requirements with positive net cash provided by operating activities and short-term borrowings.

  As of January 31, 1995, the Company had a working capital and acquisition line of credit of $50.0 million, with approximately $23.5 million available for future borrowing. The working capital and acquisition line of credit carries a negative pledge on all Company assets, is payable on demand and provides for interest rates, at the Company's election, of LIBOR plus .75% or prime rate minus 1% for the first $20.0 million advanced to the Company and LIBOR plus .875% or prime rate minus 1% for any advances in excess of the first $20.0 million. The line of credit requires compliance by the Company with certain financial and negative covenants, including a restriction on dividends. Management believes that the net proceeds from this offering, in addition to its credit capacity and cash flow from operations, will be sufficient for the Company's projected growth in the near future.

  For fiscal 1994, the Company's operating activities provided $4.8 million in cash, compared to $1.6 million in fiscal 1993. The primary component of this change was an increase in net income to $8.1 million for fiscal 1994, compared to $5.1 million for fiscal 1993, offset by increased accounts receivable and decreased amounts payable on operating liabilities. The Company has generated positive net cash flow from operating activities in each of its last six fiscal years despite increases in accounts receivable in each period resulting from the similar growth in operating revenue.

  During fiscal 1994, investing activities used $47.1 million in cash, compared to $6.4 million during fiscal 1993. During fiscal 1994, the Company spent $9.4 million to purchase property and equipment (primarily rental equipment) for operations and general equipment needs, compared to $4.0 million in fiscal 1993. Purchases of property and equipment typically represent the major component of the Company's investing activities. The Company paid $38.6 million to acquire various home health care companies in fiscal 1994. Aside from increased purchases of home respiratory and other medical equipment to support its revenue growth in its home respiratory and other medical equipment operations, the Company does not require significant fixed capital investment.

  Financing activities provided $40.0 million in cash during fiscal 1994, compared to $7.2 million during fiscal 1993. The increase in cash provided by financing activities resulted from proceeds of the March 23, 1994 stock offering and bank borrowings, net of amounts used to pay off outstanding debts. The Company's strategy has been to use net cash flow from operations, borrowings and equity offerings to finance expansion of its business.

                                    BUSINESS

GENERAL

  RoTech Medical Corporation ("RoTech" or the "Company") provides comprehensive home health care and primary care physician services to patients in non-urban areas. RoTech currently operates 149 home health care locations and 19 primary care physician practices, employing 26 physicians. The Company's home health care business provides a diversified range of products and services, with emphasis on respiratory and home infusion therapies. RoTech has pursued an aggressive acquisition strategy since 1988 which included in fiscal 1994 acquisitions of 46 locations of smaller home health care companies and the opening of 19 new locations. Current industry estimates indicate that approximately half of the nation's home health care industry remains fragmented and is run by either single operators or small, local chains. These smaller providers are RoTech's main competition and main acquisition opportunities. The Company plans to continue to enter new home health care markets through acquisition or start-up as competitive and pricing pressures encourage consolidation and economies of scale. In January 1994, the Company expanded this strategy to include the acquisition of primary care physician practices in certain markets to enable the ultimate development of an integrated primary health care delivery system capable of providing a broad range of non-institutional care to patients in these markets. The Company believes this system will facilitate managed care concepts and pricing in these markets, where managed care currently has little penetration, and should prevent the outmigration of the non-urban population to urban health care facilities and service providers. The Company's revenues have grown from $18 million for the fiscal year ended July 31, 1990 to $71 million for the fiscal year ended July 31, 1994 and $59 million for the six months ended January 31, 1995.

SALES AND MARKETING

  RoTech believes that the sales and marketing skills of its employees have been instrumental in its growth to date and are critical to its future success. RoTech emphasizes to its employees the importance of patient base growth and retention by providing quality service to physicians and their patients. Approximately 28% of RoTech's employees are actively involved in sales and marketing. The sales representatives employed by the Company include registered or certified respiratory therapists, registered pharmacists and registered nurses who market all of the Company's services and products and are responsible for maintaining and expanding the Company's relationships with physicians, targeting primary care physicians in non-urban areas.

  RoTech provides formal marketing, training, product and service information to all of its technical and sales personnel so they can communicate effectively with physicians about the Company's services and products. These personnel are instructed on methods of serving the physicians by counseling them on new procedures and medical technologies. Each technical and sales person must attend periodic seminars conducted on a Company-wide basis. The Company emphasizes the cross-marketing of all its products to physicians with which its salespeople have already developed professional relationships. The Company believes its marketing approach allows the primary care physician to identify acute and chronic patients earlier in the disease process. Treatment is done at the primary care level and accordingly at less cost than the advanced treatment of the disease by specialists or in a hospital setting.

HOME HEALTH CARE PRODUCTS AND SERVICES

 HOME RESPIRATORY CARE AND OTHER HOME MEDICAL EQUIPMENT PRODUCTS AND SERVICES

  RoTech provides a variety of home respiratory therapy products and services on a monthly rental or sale basis. Home respiratory care and other home medical equipment represented 65% of the Company's revenues for the six months ended January 31, 1995. RoTech focuses on serving patients of primary care physicians with chronic pulmonary diseases in their pre-acute stages. Early identification and retention of these patients at the primary care level reduces the cost of health care and should improve the quality of life of the patients and their families. RoTech also enjoys patient retention post-hospitalization at the patient's or physician's request and does not rely on referrals of patients by hospital discharge planners or case managers. Overall home respiratory market revenues were approximately $1.6 billion in 1993.

  The Company's home respiratory care product line includes oxygen concentrators, portable liquid oxygen systems, nebulizers, and ventilator care. Oxygen concentrators extract oxygen from room air and generally provide the least expensive supply of oxygen for patients who require a continuous supply of oxygen, are not ambulatory and who do not require excessive flow rates. Liquid oxygen systems store oxygen under pressure in a liquid form. The liquid oxygen is stored in a stationary unit that can be easily refilled at the patient's home and can be used to fill a portable device that permits greatly enhanced patient mobility. Nebulizers are devices which aerosolize medications, allowing them to be inhaled directly into the patient's lungs. Ventilator therapy is used for the individual that suffers from respiratory failure by mechanically assisting the individual to breathe. The Company provides technicians who deliver and/or install the respiratory care equipment, instruct the patient in its use, refill the high pressure and liquid oxygen systems as necessary and provide continuing maintenance of the equipment.

  RoTech provides a full line of equipment and supplies of home medical equipment and supplies for convalescents, including custom pieces required for rehabilitation patients. Provision of home medical equipment enables the Company to provide a "one-stop shopping" presence in its non-urban markets, which is required for full patient service satisfaction. These products are provided on a monthly rental or sale basis and include wheelchairs, hospital beds, walkers, patient lifts, orthopedic supplies, catheters, syringes and bathroom aids.

 HOME INFUSION THERAPY

  Home infusion therapy involves the administration of antibiotics, nutrients or other medications intravenously, intramuscularly, subcutaneously or through a feeding tube. The Company focuses on providing home infusion therapy to patients prior to or in lieu of hospitalization, which generally offers significant cost savings and preferable logistics for patients, their families and caregivers over hospital-based treatments. RoTech believes that its marketing methods of consulting with primary care physicians on home infusion therapies and the continuing evolution of related technological advances should enable further growth of this portion of the business. Focus on the referring primary care physician facilitates the identification of patients requiring sub-acute antibiotic treatments, which constitute 39% of the home infusion therapy market. Home infusion therapies accounted for 27% of RoTech's revenues for the six months ended January 31, 1995, which includes the following types and percentage mix of therapies for the same period:

  Antibiotic Therapy, 72% of home infusion therapy revenues. Antibiotic therapy requires the infusion of antibiotic drugs into the patient's bloodstream to treat infections and diseases, such as osteomyelitis (bone infections), bacterial endocarditis (infection of the lining around the heart), wound infections, infections associated with HIV/AIDS, and infections of the kidneys and urinary tract. Antibiotics are generally believed to be more effective when infused directly into the bloodstream than when taken orally. These treatments can be prescribed by primary care physicians, are short-term in nature and recur occasionally.

  Enteral Nutrition Therapy, 12% of home infusion therapy revenues. Enteral nutrition therapy is administered to patients who cannot eat as a result of an obstruction to the upper gastrointestinal tract or because they are otherwise unable to be fed orally. As with total parenteral nutrition therapy, enteral nutrition therapy is often administered over a long period.

  Pain Management and Chemotherapy, 6% of home infusion therapy revenues. Pain management therapy is the administration of pain controlling drugs to terminally or chronically ill patients and is often administered in conjunction with intravenous chemotherapy. Chemotherapy is the continuous or intermittent intravenous administration of anti-cancer drugs. Chemotherapy generally is administered periodically for several weeks or months.

  Total Parenteral Nutrition Therapy, 5% of home infusion therapy revenues. Total parenteral nutrition (TPN) therapy involves the intravenous feeding of nutrients to patients with impaired digestive tracts due to gastrointestinal illnesses or conditions, due to underlying conditions including cancer or HIV/AIDS. TPN is usually longer in duration than other forms of infusion therapy, and can be lifelong.

  Other Therapies. Other therapies and services include therapies such as congestive heart failure therapy, hydration therapy and related nursing services.

  The Company's home infusion therapy business is dependent in large measure upon physicians continuing to prescribe the administration of drugs and nutrients through intravenous and other infusion methods. Orally administered drugs and alternative drug delivery systems may have an effect upon the demand for certain infusion therapies. The Company can predict neither the ultimate impact of these treatments on the Company's business nor the nature of future medical advances or their eventual impact on the Company's business.

PRIMARY CARE PHYSICIANS PRACTICES

  RoTech believes that acquisitions of primary care physician practices in its service areas present substantial opportunities. The Company believes that it will be able to increase the profitability of the individual practices through economies of scale and greater efficiencies, and that its centralized billing and reimbursement functions will typically result in lower costs per claim and quicker reimbursement. Based upon its many years of marketing to primary care physicians, RoTech believes that the additional training and responsibility of certain key personnel in a practice, typically a nurse, result in more efficiency and allow physicians to spend more time practicing medicine. Not only does this increased efficiency boost profitability, it also usually results in greater physician satisfaction. In a medical practice owned by RoTech, RoTech has the opportunity to instill the philosophy of patient retention whereby primary care physicians can help patients maintain control over their health care expenditures. The Company believes this increases the profitability of the primary care physician practice and reduces the total amount of money spent to treat a patient with no reduction in the overall level of care. RoTech currently provides home health care products and services to the patients of more than 2,000 primary care physicians. The Company believes that many of these physicians could ultimately become part of RoTech through its acquisitions of such practices. Physician practices currently represent 8% of the Company's revenues.

  RoTech has been a proponent of physician independence and autonomy through its long-standing marketing to primary care physicians. This position is counter to the role of the hospitals and managed care organizations who have historically served to limit access and reimbursement of these physicians. By partnering with RoTech, primary care physicians are able to obtain purchasing power, administrative services, management, information systems and capital for expanded staffing needed to service a larger patient base and improve the medical practice and quality of life of the physician. As RoTech creates networks of primary care physicians in these non-urban markets, additional services can be justified and facilitated such as introduction of specialists (pulmonologist, cardiologist, oncologist, or obstetrician) or mobile diagnostic equipment. The Company expects that these specialists will serve to educate, support and consult with the primary care physician; will be salaried, contracted or possibly capitated; and will provide hands-on treatment of more complex cases. The expected economies of scale and information systems strength will result in a better, more cost effective system for disease management, including early detection and treatment, preventive care and wellness programs.

REIMBURSEMENT FOR SERVICES

  A substantial percentage of RoTech's revenue is attributable to third-party payors, including private insurers, Medicare and, to a lesser extent, Medicaid. The Company has substantial expertise at processing claims and continues to create and improve systems to manage third-party reimbursements, to produce clean claims and obtain timely reimbursements by third-party payors. RoTech has an incentive compensation program for its claims collection employees which is keyed to the percentage of claims reimbursed and the timeliness of the reimbursement. The Company has developed distinct billing and collection departments for Medicare and Medicaid reimbursements and for private insurance company claims which are supported by customized computer systems. These departments work closely with reimbursement officers at branch locations and third-party payors and are responsible for the review of patient coverage, the adequacy and timeliness of documentation and the follow-up with third-party payors to expedite reimbursement payments. Reimbursement from the Medicare program as a percentage of RoTech's total operating revenue approximated 36% for fiscal 1992, 39% for fiscal 1993, 35% for fiscal 1994 and 47% for the six months ended January 31, 1995.

  RoTech has achieved increased operating revenue in home respiratory and other medical equipment operations despite increased regulation and corresponding reimbursement reductions. While the increased regulation tends to reduce the amount of reimbursement from government sources for individual cases, the Company believes the continued increased regulation also benefits the Company by reducing the competition from joint ventures and fee revenue sharing arrangements, which the Company has historically avoided.

  The levels of operating revenue and profitability of the Company, like those of other health care companies, are affected by the continuing efforts of third-party payors to contain or reduce the costs of health care by lowering reimbursement rates, increasing case management review of services and negotiating reduced contract pricing. Home health care, which is generally less costly to third-party payors than hospital-based care, has benefitted from those cost containment objectives. However, as expenditures in the home health care market continue to grow, initiatives aimed at reducing the costs of health care delivery at non-hospital sites are increasing. Changes in reimbursement policies by third-party payors, or the reduction in or elimination of such reimbursement programs, could have a material adverse impact on the Company's revenues. Various state and federal health reform initiatives may lead to additional changes in reimbursement programs.

GOVERNMENT REGULATION

  The home care industry is subject to extensive government regulation at the federal level through the Medicare program and at the state level through the Medicaid program. Medicare is a federally funded health insurance program which provides health insurance coverage for persons age 65 and older and certain disabled persons, and generally provides reimbursement at specified rates for sales and rentals of specified medical equipment and supplies, provided such equipment and supplies are determined to be medically necessary by the treating physician. Medicaid is a health insurance program administered by state governments which provides reimbursements for health care for certain financially or medically needy persons regardless of age.

  The Company is subject to government audits of its Medicare and Medicaid reimbursement claims and has not, to date, experienced any material loss as a result of any such government audits. Under existing federal law, the knowing and willful offer or payment of any remuneration (including any kickback, bribe or rebate) of any kind to another person to induce the referral of Medicare or Medicaid beneficiaries for whom medical supplies and services may be reimbursed by the Medicare or Medicaid programs is prohibited and could subject the parties to such an arrangement to substantial criminal and civil penalties, including exclusion from participation in these programs, for Medicare or Medicaid fraud. The Office of Inspector General of the Department of Health and Human Services ("OIG") has promulgated regulatory "safe harbors" that describe certain practices and business arrangements that comply with Medicare and Medicaid regulations. The OIG and law enforcement authorities have recently increased their investigatory efforts to determine whether various business practices constitute remuneration for, or to induce, referrals. Certain states have also passed statutes and regulations that prohibit payments for referral of patients. These laws vary significantly from state to state. Possible sanctions for violation of these restrictions include loss of licensure, civil and criminal penalties. The Company has been aware that the OIG has made informal inquiries, from time to time, about certain business practices which occurred in 1988 and 1989, as they relate to particular services then offered by one of the Company's subsidiaries. The Company believes the issue of inquiry to involve the technical requirements of Medicare billing for certain components of a diagnostic test. This inquiry was commenced by the Orlando office of the OIG in mid-1989. In 1993, the Company learned that the OIG had concluded its inquiry and submitted its findings to the Office of the U.S. Attorney for the Middle District of Florida for review. After meeting with the U.S. Attorneys office in early 1994, the Company has not been notified of any further developments, although there can be no assurance that this matter will not be pursued further. The Company is confident that it is in compliance with all material Medicare requirements.

  The types of services and products delivered by the Company, the required quality of such services and products and the manner in which such services and products are delivered and billed are each subject to significant and complex regulations promulgated, interpreted and administered by the appropriate federal or state governmental agency. Although the Company believes that its products, services and procedures comply in all respects with such regulations applicable to reimbursement eligibility, the unavailability of advance formal administrative rulings in most regulated areas subjects the Company to possible subsequent adverse interpretations and rulings which may affect the eligibility of some or all of the Company's services and products for reimbursement. Such an adverse interpretation or ruling could have a substantial adverse impact on the Company's business.

  In addition, the Company is required to obtain federal and state licenses and permits relating to the distribution of pharmaceutical products, including a federal Controlled Dangerous Substance Registration Certificate and Florida State Wholesaler License. The Company is required to obtain similar licenses from each state in which it does business.

  The Company's acquisitions of primary care physician practices are structured to attempt to comply with federal and state law restrictions on business relationships between the Company and persons who may be in a position to refer patients to the Company for the provision of health care related items or services. Accordingly, the Company endeavors to undertake such acquisitions in a manner where the consideration offered and paid is consistent with fair market value in arms-length transactions and is not determined in a manner that takes into account the volume or value of any referrals or business that might otherwise be generated between the Company and the physician whose practice to be acquired and for which payment may be made under Medicare or Medicaid. While the Company believes that its acquisitions do not entail any form of unlawful remuneration, there can be no assurances that enforcement authorities will not attempt to construe the consideration exchanged in certain acquisition transactions as entailing unlawful remuneration and to challenge such transactions on such basis.

  In many states, the "corporate practice of medicine doctrine" prohibits business corporations from providing, or holding themselves out as providers of, medical care through the employment of physicians. Although the two states in which the Company has acquired practices of primary care physicians, Florida and Mississippi, have not adopted this prohibition, there can be no assurance that either state will not adopt this doctrine in the future or that the Company will not acquire a primary care medical practice in a state that has enacted or adopted through case law the corporate practice of medicine doctrine. While the Company intends to structure future acquisitions to comply with the corporate practice of medicine doctrine where it exists, there can be no assurance that, given varying and uncertain interpretations of such laws, the Company would be found to be in compliance with restrictions on the corporate practice of medicine in all states. Enforcement of such doctrine could require divestiture of acquired practices or restructuring of physician relationships.

  Health care is an area of extensive and dynamic regulatory change. Changes in the law or new interpretations of existing laws can have a dramatic effect on permissible activities, the relative costs associated with doing business, and the amount of reimbursement by government and third-party payors. The Omnibus Budget Reconciliation Act of 1987 ("OBRA 1987") created six categories of durable medical equipment for purposes of reimbursement under the Medicare Part B program. There is a separate fee schedule for each category. OBRA 1987 also controls whether durable medical equipment products will be paid for on a rental or sale basis and established fixed payment rates for oxygen service as well as a 15-month rental ceiling on certain medical equipment. An interim final rule implementing the payment methodology under the fee schedules recently was published in the Federal Register. Payment based on the fee schedules is effective with covered items furnished on or after January 1, 1989. Generally, Medicare pays 80% of the lower of the supplier's actual charge for the item or the fee schedule amount, after adjustment for the annual deductible amount. OBRA 1990 made changes to Medicare Part B reimbursement that were implemented in 1991. The substantive change was the standardization of Medicare rates for certain equipment categories. Laws and regulations often are adopted to regulate new products, services and industries. There can be no assurances that either the states or the federal government will not impose additional regulations upon the Company's activities which might adversely affect the Company's business.

  Political, economic and regulatory influences are subjecting the health care industry in the United States to fundamental change. Although Congress has failed to pass comprehensive health care reform legislation thus far, the Company anticipates that Congress and state legislatures will continue to review and assess alternative health care delivery and payment systems and may in the future propose and adopt legislation effecting fundamental changes in the health care delivery system. Legislative debate is expected to continue in the future, and the Company cannot predict what impact the adoption of any federal or state health care reform measures or future private sector reform may have on its industry or business.

  Pursuant to federal legislation (commonly known as "Stark II") enacted as part of The Omnibus Budget Reconciliation Act of 1993, and effective January 1, 1995, physicians are prohibited from making referrals to entities in which they (or immediate family members) have an investment interest or compensation arrangement, where such referral is for any "designated health service" covered by Medicare/Medicaid, including parenteral and enteral nutrients, equipment and supplies, and home health services. Ownership by a physician of investment securities in a publicly-held corporation with stockholders' equity exceeding $75 million at the end of the corporation's most recent fiscal year or on average during the previous three fiscal years is exempt from the investment prohibition if the securities are traded on the New York, American or a regional stock exchange, or The Nasdaq National Market. Exemptions from the compensation arrangement prohibition include (i) amounts paid by an employer to a physician pursuant to a bona fide employment relationship meeting specified requirements, including payments being unrelated to referrals and consistent with the fair market value of the services provided and (ii) other personal service arrangements if certain requirements are met, including that compensation be paid over the term of a written agreement with a term of one year or more, be set in advance, not exceed fair market value, and be unrelated to referrals. While RoTech intends to structure its acquisitions and operations to comply with Stark II, there can be no assurance that future interpretations of that law will not require structural and organizational modifications of the Company's existing relationships with physicians, nor can assurance be given that present or future relationships between the Company and physicians will be found to be in compliance with such law.

INSURANCE

  In recent years, participants in the health care market have become subject to an increasing number of malpractice and product liability lawsuits, many of which involve large claims and significant defense costs. As a result of the liability risks inherent in the Company's lines of business, including the risk of liability due to the negligence of physicians or other health care professionals employed by or otherwise under contract to the Company, the Company maintains liability insurance intended to cover such claims. There can be no assurance that the coverage limits of the Company's insurance policies will be adequate, or that the Company can obtain liability insurance in the future on acceptable terms or at all.

  The Company currently has in force general liability and products liability insurance policies, with coverage limits of $2.0 million per occurrence and in the aggregate annually (with a deductible of $25,000 per occurrence, and a deductible aggregate of $125,000). The Company also has in force a professional liability insurance policy, with a coverage limit of $1.0 million per occurrence and $3.0 million in the aggregate annually. The Company has in force, with respect to physicians employed by the Company, individual professional liability insurance policies, with coverage limits ranging from $250,000 per occurrence to $1 million per occurrence, and ranges from $750,000 in the aggregate annually to $3 million in the aggregate annually. The Company's insurance policies are subject to annual renewal.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The names and ages of the executive officers and directors of RoTech, and the positions held by each, are as follows:

                                                                                     HELD OFFICE/
                                                                                       POSITION
 NAME                 AGE   POSITION                                                    SINCE
 ----                 ---   --------                                                 ------------
 William P. Kennedy   51    Chief Executive Officer and Chairman, Board of Directors     1981
 Stephen P. Griggs    37    Chief Operating Officer, President and Director              1988
 Rebecca R. Irish     33    Chief Financial Officer and Treasurer                        1991
 William A. Walker II 53    Secretary and Director                                       1984
 Leonard E. Williams  64    Director                                                     1988
 Jack T. Weaver       61    Director                                                     1992

  William P. Kennedy is Chairman of the Board of Directors of the Company and also serves as its Chief Executive Officer. Mr. Kennedy graduated from the University of South Carolina, School of Pharmacy in 1966 and has been qualified as a Florida registered pharmacist since that time. Mr. Kennedy is also the sole owner of Thayer's Colonial Pharmacy, Inc. ("Thayer's") in Orlando, Florida, and serves as its President, Treasurer and Chairman of its Board of Directors.

  William A. Walker II is the Secretary and a Director of the Company. Mr. Walker has been an attorney with the Winter Park and Orlando, Florida law firm of Winderweedle, Haines, Ward & Woodman, P.A., since July, 1967, and is a shareholder and member in that professional association. Winderweedle, Haines, Ward & Woodman, P.A. serves as general counsel to the Company.

  Stephen P. Griggs is the President, Chief Operating Officer and a Director of the Company. Mr. Griggs is also the President or Vice President and a Director of the subsidiaries of the Company. Mr. Griggs is a Certified Public Accountant with undergraduate degrees in business management from East Tennessee State University and in accounting from the University of Central Florida. Mr. Griggs practiced as a Certified Public Accountant before entering private business.

  Rebecca R. Irish is the Treasurer and Chief Financial Officer of the Company. Ms. Irish is also the Secretary, Treasurer and a Director of the subsidiaries of the Company. Ms. Irish is a Certified Public Accountant and practiced with Ernst & Young LLP before joining the Company.

  Leonard E. Williams is a Director of the Company. Mr. Williams is the President, Chief Executive Officer and Chairman of the Board of Directors of Wayne Densch, Inc., President of Leonard E. Williams Company and serves as a director of First Union National Bank of Orlando.

  Jack T. Weaver is a physician and a Director of the Company. Dr. Weaver is Chairman of the Board of Trustees and Acting President of The University of Health Sciences College of Osteopathic Medicine in Kansas City, Missouri and Chairman of Medical Affairs and Academic Committee.

                              SELLING SHAREHOLDER

  The following table sets forth certain information with respect to the Selling Shareholder as of April 13, 1995, and after giving effect to the sale of the shares of Common Stock offered hereby. Except as otherwise indicated, the person named below has sole voting and investment power with respect to the shares of Common Stock beneficially owned by him.

                      BENEFICIAL OWNERSHIP              BENEFICIAL OWNERSHIP
                        BEFORE OFFERING                    AFTER OFFERING
                      -------------------------         -----------------------
                                                NO. OF
                                                SHARES
                        NO. OF                   TO BE    NO. OF
        NAME            SHARES       PERCENT     SOLD     SHARES      PERCENT
        ----          -------------  ---------- ------- ------------ ----------
William P. Kennedy...  1,244,048(1)      12.9%  300,000      944,048        8.3%

- --------
(1) Includes shares owned by Thayer's, of which Mr. Kennedy is the sole shareholder.

                                  UNDERWRITING

  Under the terms and subject to the conditions contained in the Underwriting Agreement, each Underwriter named below has severally agreed to purchase, and the Company and the Selling Shareholder have agreed to sell to each Underwriter, shares of Common Stock which equal the number of shares set forth opposite the name of such Underwriter below:

                                                                        NUMBER
                                                                          OF
      UNDERWRITERS                                                      SHARES
      ------------                                                     ---------
   Smith Barney Inc. .................................................
   Needham & Company, Inc. ...........................................










   Total.............................................................. 2,000,000
                                                                       =========

  The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

  The Underwriters, for whom Smith Barney Inc. and Needham & Company, Inc. are acting as Representatives, have advised the Company that they propose initially to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain
dealers at a price that represents a concession not in excess of $    per share
under the public offering price. The Underwriters may allow, and such dealers
may reallow, a concession not in excess of $   per share to certain other
dealers. After the public offering of the shares of Common Stock offered hereby, the public offering price and such concessions may be changed by the Underwriters.

  The Company and the Selling Shareholder have granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 300,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof less underwriting discounts and commissions. The Underwriters may exercise such option to purchase additional shares solely for the purpose of covering over-allotments, if any, incurred in connection with the sale of the shares offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares in such table.

  The Company, the Selling Shareholder and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

  The Company, the Company's directors and executive officers and the Selling Shareholder have agreed that, for a period of 180 days after the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., sell, offer to sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable for any shares of Common Stock.

   In general, the rules of the Commission will prohibit the underwriters from making a market in the Common Stock during the "cooling off" period immediately preceding the commencement of sales in the offering. The Commission has, however, adopted exemptions from these rules that permit passive market making under certain conditions. These rules permit an underwriter to continue to make a market subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, the Underwriters, selling group members (if any) or their respective affiliates may engage in passive market making in the Common Stock during the cooling off period.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for RoTech by Winderweedle, Haines, Ward & Woodman, P.A., Winter Park and Orlando, Florida. William A. Walker II, Secretary, a Director and a shareholder of the Company, is a shareholder and officer of Winderweedle, Haines, Ward & Woodman, P.A. Such firm has acted as counsel to the Company, its subsidiaries, and certain of its affiliates in other matters. Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Underwriters by Dewey Ballantine, New York, New York.

                                    EXPERTS

  The consolidated financial statements and the related consolidated financial statement schedules incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K at July 31, 1994 and for the year ended July 31, 1994 have been audited by Deloitte & Touche LLP, independent certified public accountants, and at July 31, 1993, and for each of the two years in the period ended July 31, 1993, by Ernst & Young LLP, independent certified public accountants, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firms given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 under the Securities Act of 1933 with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits and schedules filed therewith. The Registration Statement may be examined without charge, and copies thereof may be obtained upon payment of a prescribed fee, at the principal office of the Commission in Washington, D.C.

  The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission. Reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, 7 World Trade Center, New York, New York 10048; and Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports, proxy statements and other information can also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------


 NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMA-TION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE SPECIFICALLY OFFERED HEREBY OR AN OFFER TO SOLICITATION IN ANY JURISDIC-TION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UN-DER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE OR THE DATE HEREOF.

                                 ------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Incorporation of Certain Information by Reference.........................    2
Prospectus Summary........................................................    3
The Company...............................................................    6
Use of Proceeds...........................................................    6
Capitalization............................................................    6
Selected Consolidated Financial Data......................................    7
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................    8
Business..................................................................   12
Management................................................................   19
Selling Shareholder.......................................................   19
Underwriting..............................................................   20
Legal Matters.............................................................   21
Experts...................................................................   21
Available Information.....................................................   21


- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               2,000,000 SHARES

               [LOGO OF ROTECH MEDICAL CORPORATION APPEARS HERE]

                          ROTECH MEDICAL CORPORATION

                                 COMMON STOCK

              --------
                                  PROSPECTUS
                                        , 1995
              --------

                               SMITH BARNEY INC.

                            NEEDHAM & COMPANY, INC.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates except the SEC Registration Fee, NASD Filing Fee and the Nasdaq National Market Listing Fee. The Selling Shareholder will bear a pro-rata share of all of the following expenses of the offering:

   SEC Registration Fee...............................................  $23,500
   NASD Filing Fee....................................................    7,315
   Nasdaq National Market Listing Fee.................................   17,500
   Printing and Engraving Expenses....................................   40,000
   Accounting Fees and Expenses.......................................   35,000
   Legal Fees and Expenses............................................   65,000
   Blue Sky Fees and Expenses.........................................   15,000
   Transfer Agent and Registrar Fees..................................    3,000
   Fee of Custodian for Selling Shareholder...........................    2,000
   Miscellaneous Expenses.............................................   21,685
                                                                       --------
     Total............................................................ $230,000
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Pursuant to authority contained in the laws of the state of Florida, Article IX of the Company's Articles of Incorporation, as amended, and Article IV of the Company's By-Laws, as amended, provide that the Company shall indemnify each of its officers and directors, whether or not then in office, and his executor, administrator or heirs, against any and all actual expenses actually and necessarily incurred by him, including, but not limited to, attorney's fees in connection with the defense of any litigation, administrative procedure or suit to which he may have been a party because of his status as a present or past director or officer, if he acted in good faith and in a manner not opposed to the best interests of the Company. He shall have no right to reimbursement, however, in relation to matters as to which he had been adjudged liable to the Company for negligence or misconduct in the performance of his duties unless, and to the extent that, a court of equity shall deem such reimbursement proper in view of all the circumstances. The right to indemnity for expenses shall also apply to expenses of suits which are compromised or settled if the court having jurisdiction of the action shall approve such settlement. The foregoing right of indemnification shall be in addition to, and not exclusive of, all other rights to which such officer or director may be entitled.

  Section 607.0850(1), Florida Statutes, provides that a corporation may indemnify any person who is or was a party to any proceeding, by reason of his current or past status as director, officer, employee or agent of the corporation, against liability incurred by such person if, in connection with his activity out of which arises the indemnifiable matter, he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

  Section 607.0850(2), Florida Statutes, authorizes a corporation to indemnify any person who is or was a party to any proceeding by or on behalf of the corporation to procure a judgment in its favor under circumstances similar to those identified in Section 607.0850(1) above against expenses and amounts paid in settlement up to the estimated cost of litigation provided that no indemnification shall be made in respect of any matter as to which the potential indemnitee shall have been adjudged to be liable unless, and only to the extent that, a court of competent jurisdiction shall determine that, in view of all circumstances, the potential indemnitee is fairly and reasonably entitled to indemnity for such expenses.

  Section 607.0850(7), Florida Statutes, prohibits indemnification or advancement of expenses made to or on behalf of any director, officer or agent of a corporation if a judgment or final adjudication establishes that his actions, or omissions to act, were material to the matter adjudicated and which constitute: a) a violation of the criminal law, unless he had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; b) a transaction from which he derived an improper personal benefit either directly or indirectly; c) in the case of a director, a circumstance triggering the liability provisions of Section 607.0834, dealing with dividends and distributions and/or purchases, of the corporation's own shares; or d) willful misconduct or conscious disregard for the best interests of the corporation in a proceeding by it or on its behalf to procure a judgment in its favor or in a proceeding by or on behalf of a shareholder.

  Section 607.0850(9), Florida Statutes, permits courts to order indemnification of those who are or were a party to a proceeding based on their status as directors or officers of the corporation.

  Reference is made to the Underwriting Agreement, the proposed form to be filed as Exhibit 1.1, in which the Underwriter agrees to indemnify the directors and certain officers of the Registrant and certain other persons against certain civil liabilities.

ITEM 16. EXHIBITS.

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
   1.1   Proposed form of the Underwriting Agreement
  *4.1   Provisions of Articles of Incorporation of RoTech Medical Corporation.
  *4.2   Provisions of By-Laws of RoTech Medical Corporation.
   5.1   Opinion of Winderweedle, Haines, Ward & Woodman, P.A.
  23.1   Consent of Winderweedle, Haines, Ward & Woodman, P.A., counsel to the
          Company (included in Exhibit 5.1).
  23.2   Consent of Deloitte & Touche LLP, Independent Certified Public
          Accountants.
  23.3   Consent of Ernst & Young LLP, Independent Certified Public
          Accountants.
  24.1   Power of Attorney (included on Page II-4 of this Registration
          Statement)

- --------
* Filed as an Exhibit to the Company's Registration Statement on Form S-1 (SEC File No. 33-8711) and incorporated by reference thereto.

ITEM 17. UNDERTAKINGS.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The Registrant hereby undertakes that:

    1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    2. For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    3. For purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ORLANDO, STATE OF FLORIDA, ON APRIL 13, 1995.

                                          RoTech Medical Corporation, a
                                           Florida Corporation

                                                  /s/ Stephen P. Griggs
                                          By: _________________________________
                                                    STEPHEN P. GRIGGS,
                                                         PRESIDENT

                               POWER OF ATTORNEY

  WE, THE UNDERSIGNED OFFICERS AND DIRECTORS OF ROTECH MEDICAL CORPORATION, HEREBY SEVERALLY AND INDIVIDUALLY CONSTITUTE AND APPOINT WILLIAM P. KENNEDY, STEPHEN P. GRIGGS, REBECCA R. IRISH AND THOMAS A. SIMSER, JR., THE TRUE AND LAWFUL ATTORNEYS AND AGENTS OF EACH OF US TO EXECUTE IN THE NAME, PLACE AND STEAD OF EACH OF US (INDIVIDUALLY AND IN ANY CAPACITY STATED BELOW) ANY AND ALL AMENDMENTS TO THIS REGISTRATION STATEMENT ON FORM S-3 AND ALL INSTRUMENTS NECESSARY OR ADVISABLE IN CONNECTION THEREWITH AND TO FILE THE SAME WITH THE SECURITIES AND EXCHANGE COMMISSION, SAID ATTORNEYS AND AGENTS TO HAVE FULL POWER AND AUTHORITY TO DO AND PERFORM IN THE NAME AND ON BEHALF OF EACH OF THE UNDERSIGNED EVERY ACT WHATSOEVER NECESSARY OR ADVISABLE TO BE DONE IN THE PREMISES AS FULLY AND TO ALL INTENTS AND PURPOSES AS ANY OF THE UNDERSIGNED MIGHT OR COULD DO IN PERSON, AND WE HEREBY RATIFY AND CONFIRM OUR SIGNATURES AS THEY MAY BE SIGNED BY OUR SAID ATTORNEYS AND AGENTS AND ALL SUCH AMENDMENTS AND INSTRUMENTS.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

              SIGNATURE                         TITLE                DATE
              ---------                         -----                ----


       /s/ William P. Kennedy           Chief Executive         April 13, 1995
- -------------------------------------    Officer (Principal
         WILLIAM P. KENNEDY              Executive Officer)
                                         and Director

        /s/ Stephen P. Griggs           President, Chief        April 13, 1995
- -------------------------------------    Operating Officer
          STEPHEN P. GRIGGS              and Director

      /s/ William A. Walker II          Secretary and           April 13, 1995
- -------------------------------------    Director
        WILLIAM A. WALKER II

       /s/ Leonard E. Williams          Director                April 13, 1995
- -------------------------------------
         LEONARD E. WILLIAMS

         /s/ Jack T. Weaver             Director                April 13, 1995
- -------------------------------------
           JACK T. WEAVER

        /s/ Rebecca R. Irish            Treasurer and Chief     April 13, 1995
- -------------------------------------    Financial Officer
          REBECCA R. IRISH               (Principal
                                         Financial and
                                         Accounting Officer)

                                 EXHIBIT INDEX

 EXHIBIT                                                           SEQUENTIALLY
   NO.                         DESCRIPTION                         NUMBER PAGE
 -------                       -----------                         ------------
   1.1   Proposed form of the Underwriting Agreement
  *4.1   Provisions of Articles of Incorporation of RoTech
          Medical Corporation.
  *4.2   Provisions of By-Laws of RoTech Medical Corporation.
   5.1   Opinion of Winderweedle, Haines, Ward & Woodman, P.A.
  23.1   Consent of Winderweedle, Haines, Ward & Woodman, P.A.,
          counsel to the Company (included in Exhibit 5.1).
  23.2   Consent of Deloitte & Touche LLP, Independent Certified
          Public Accountants.
  23.3   Consent of Ernst & Young LLP, Independent Certified
          Public Accountants.
  24.1   Power of Attorney (included on Page II-4 of this
          Registration Statement)

- --------
* Filed as an Exhibit to the Company's Registration Statement on Form S-1 (SEC File No. 33-8711) and incorporated by reference thereto.